

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
Joseph L. Welch
Chairman, President and Chief Executive Officer
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

> **Re:** **ITC Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2012**
> **File No. 1-32576**

Dear Mr. Welch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Contractual Obligations, page 43

1.   Please tell us your consideration of including pension and other postretirement benefit obligations and other long-term liabilities reflected on your most recent balance sheet in the table or provide a discussion of the obligations to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 47

11. Retirement Benefits and Assets Held in Trust

2.	Please tell us your consideration of disclosing the valuation techniques and inputs used to estimate the fair value of retirement and other postretirement benefit plan assets. Refer ASC 715-20-50-1d.iv.

12. Fair Value Measurements

3.	Please tell us your consideration of disclosing the valuation techniques and inputs used to estimate the fair value of financial instruments using significant other observable inputs. Refer ASC 820-10-50-1e.

13. Stockholders' Equity

4.	We note that your debt agreements impose restrictions on your ability to pay dividends. Please tell us your consideration of disclosing the amount of consolidated retained earnings or net income restricted or free from restriction pursuant to Rule 4-08(e)(1) of Regulation S-X. We also note that you provide Schedule I pursuant to Rule 5-04 of Regulation S-X because of debt covenant restrictions which limit the payment of dividends by your subsidiaries. Please tell us your consideration of disclosing the amount of net restricted assets of your consolidated subsidiaries at the end of the most recent year pursuant to Rule 4-08(e)(3) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers and Directors, page 17

Key Components of Our NEO Compensation Program, page 20

Bonus Compensation, page 21

5.	Please provide us with the financial and operational metrics used in assessing each of the goals set forth in the table on pages 22-24. Please see Item 402(b)(2)(v) of Regulation S-K, Instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Dietrich King, Legal Branch Chief at (202) 551-3338 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Wendy A. McIntyre, Vice President, Secretary and General Counsel
        Fred Stibor, Vice President and Controller